P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

December 11, 2012

VIA EDGAR CORRESPONDENCE

Karen Rossotto

Ashley Vroman-Lee

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Partners Funds Group
(1933 Act File No.: 033-61810) (1940 Act File No.: 811-07674)

Transamerica Partners Funds Group II
(1933 Act File No.: 333-00295) (1940 Act File No.: 811-07495)

Transamerica Partners Portfolios
(1940 Act File No.: 811-08272)

Transamerica Asset Allocation Variable Funds
(1933 Act File No.: 333-08543) (1940 Act File No.: 811-07717)

Dear Ms. Rossotto and Ms. Vroman-Lee:

On behalf of the above named funds (each a “Registrant” and together, the “Registrants”), we are filing this letter to respond in writing to the Staff’s comments on the preliminary copy of the Notice of Meeting, Joint Proxy Statement, and Form of Proxy Card (together, the “Preliminary Joint Proxy Statement”), filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2012, to be used in connection with a Special Meeting of Shareholders of each Registrant to be held on February 26, 2013. The Staff’s comments were provided to us by telephone on November 19, 2012.

Below are the Staff’s comments on the Preliminary Joint Proxy Statement and the Registrants’ responses thereto.

Comment 1: Please file more complete forms of Proxy Cards with the Commission as supplemental correspondence.

Response: The Registrants will do so simultaneously with the definitive filing of the Joint Proxy Statement.

Comment 2: In the “Questions and Answers” section, please clarify that the discussion relates to “each” Registrant’s Board of Trustees or Managing Board. In addition, please state that, in the future, shareholders may not be able to vote for Board Members under certain circumstances.

Response: The Registrants believe the Board discussion is sufficiently clear. The Registrants have made revisions consistent with the Staff’s comment concerning the election of Board Members.

Comment 3: In the “Questions and Answers” section, please clarify that the proposed sub-adviser, AEGON USA Investment Management, LLC (“AUIM”), is affiliated with the Registrants’ investment adviser, Transamerica Asset Management, Inc. (“TAM”), unlike the current sub-adviser.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 4: In the “Questions and Answers” section, please clarify how the costs of the Joint Proxy Statement will be allocated across the Registrants (i.e., pro rata based on assets under management). Also will more costs be allocated to Transamerica Partners Money Market Portfolio since Proposal III relates only to this fund?

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 5: In the “Notice of Special Meeting”, please verify the website name that directs shareholders to obtain proxy materials and ensure that it can be accessed.

Response: The Registrants verify and confirm.

Comment 6: In the “Introduction” section at the bottom of Page 1, please clarify in plain English the two paragraphs that explain the master-feeder and fund-of-funds structure. Please explain what a feeder fund is and state that the Asset Allocation Funds and TAAVF funds can indirectly own shares of the Master Portfolio. In addition, please include the information from the “Manner of Voting” section on Page 3 in this section to further clarify the voting arrangements.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 7: In the “Introduction” section at the top of Page 2, please consider using bullet points to more clearly identify the points in this paragraph.

Response: The Registrants believe the paragraph as drafted is sufficiently clear.

Comment 8: In the “Manner of Voting” section on Page 4, please confirm that the following sentence applies to all of the Registrants:

“A signed proxy card or other authorization by a holder that does not specify how the holder’s interests should be voted on a Proposal may be deemed an instruction to vote such interests in favor of the applicable Proposal.”

Response: The Registrants so confirm. The sentence in question has been moved to its own paragraph to make this more clear.

Comment 9: With respect to Proposal I, please revise the first sentence in paragraph 1 to state that the nominees will serve on each of the Investment Companies’ Boards if elected.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 10: In the “Reason for Proposed Election of Nominees” section, please state that, in the future, shareholders may not be able to vote for Board Members under certain circumstances.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 11: In the “Information about the Nominees” section, after the table, the term “AEGON” has not been previously defined.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 12: In the “Information about the Nominees” section, in the first sentence of the third paragraph on Page 12, the word “fund” should be capitalized.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 13: With respect to Proposal I, please discuss supplementally when the Registrants’ Boards expect to appoint a new Chairperson.

Response: It is expected that the Registrants’ Boards will appoint a new Chairperson in the 1st quarter of 2013.

Comment 14: Please explain supplementally why the current board members are being re-elected while they are currently serving indefinite terms.

Response: The Registrants believe that this is the appropriate opportunity to allow Fund shareholders to vote on the full slate of Nominees, including those Nominees currently serving as Board Members.

Comment 15: With respect to the third paragraph in the section entitled “Reasons for Proposal” in Proposal II, please clarify supplementally what is meant by “other authority”.

Response: The Registrants note that “other authority” refers to the courts.

Comment 16: Please include the information currently disclosed in Appendix F in the body of the Joint Proxy Statement under the section entitled “Additional Information”.

Response: The Registrants considered a number of ways to make the proxy statement as holder-friendly as possible. The Registrants opted to utilize appendices as a mechanism to provide holders with more detail while allowing the body of the proxy statement to be more easily navigated by holders. As such, the Registrants wish to keep the disclosure in question in an appendix.

Comment 17: With respect to Proposal II.A – Underwriting: Please state that the fund’s ability to respond to future investment opportunities will also be subject to investment restrictions.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 18: With respect to Proposal II.B – Real Estate: Consider removing “as permitted by the 1940 Act” in the new policy. Since the Joint Proxy Statement for Transamerica Funds and Transamerica Series Trust has been completed and passed, the Commission will allow the Registrants to use the same qualifiers in response to this comment.

Response: The Registrants have made revisions consistent with the agreed upon resolution to the Staff’s similar comment with regard to the Joint Proxy Statement recently filed for Transamerica Funds and Transamerica Series Trust.

Comment 19: With respect to the section entitled “Discussion of Proposed Modification”, securities of municipal governments cannot be excepted from the proposed concentration policy as revenue bonds are subject to the industry concentration limit and must be counted as investments in the industry to which they are related.

Response: The Registrants have not made the requested change regarding the securities of municipal governments. The Registrants are unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that require this change. The Registrants are also unaware of any support for this change in the views of the Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

Comment 20: With respect to Proposal II.C – Concentration: With respect to the section entitled “Discussion of Proposed Modification”, please revise the sentence below to clarify that industry concentration would still be limited regardless of the issuer’s domicile. Also, supplementally explain what is meant by “broad authority” in the last sentence of this paragraph.

There also will be no limit on investment in issuers domiciled in a single jurisdiction or country.

Response: The Registrants believes the surrounding disclosure makes clear when the industry concentration limit will apply. The Registrants also wish to keep the disclosure consistent with the disclosure included in the proxy statement for the other funds in the Transamerica fund family as that proxy statement has already been mailed and most of the other funds have already approved this new concentration policy. As to the authority to classify issuers within or among industries, it is noted that, consistent with former Guide 19 to Form N-1A, a Registrant may select its own industry classifications.

Comment 21: With respect to Proposal II.C – Concentration: Supplementally explain why there are carve-outs for certain of the funds instead of including disclosure in the policy itself. Also supplementally confirm that this information will be disclosed in the Registrants’ Statement of Additional Information (“SAI”).

Response: The Registrants wish to have the Funds’ fundamental policies as consistent as possible. The Registrants confirm that the information will be disclosed in the SAI.

Comment 22: With respect to Proposal III, please include any discussion by the Boards relating to any problems with GE Asset Management Incorporated or any specific enhancements that are anticipated to be gained by changing the sub-adviser to AUIM.

Response: As noted in the “Board Considerations” section, the Board, in approving the change in sub-advisers, considered the anticipated ability of AUIM to implement the investment strategies of the Transamerica Partners Money Market Portfolio, including potentially employing certain investment strategies to increase the yield of the Portfolio.

Comment 23: With respect to Proposal III, please clarify why the Current Sub-Advisory Agreement was not submitted to a vote of the Portfolio’s shareholders.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 24: With respect to Proposal III, please include information earlier in the Joint Proxy Statement to reflect the fact that, in connection with the change in sub-adviser, the Portfolio’s investment strategies and risks will also change.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 25: With respect to Proposal III, under the section entitled “Fees”, please specify the date of the most recent fiscal year. In addition, confirm that there are no changes to the sub-advisory fee.

Response: The Registrants have made revisions consistent with the Staff’s comment. The Registrants also confirm that there will be no change in the sub-advisory fee.

Comment 26: With respect to Proposal III, under the section entitled “Board Considerations”, instead of saying that “among other matters, the Board considered” a list of items, please list all matters that the Board considered.

Response: The Registrants believes the disclosure is consistent with Item 22(c)(11) of Schedule 14A which requires only a discussion of the “material” factors that formed the basis for the Board’s recommendation that holders approve the sub-advisory agreement.

Comment 27: With respect to Proposal III, under the section entitled “Sub-Advisory Fee, Cost of Services Provided and Profitability”, please explain that the waiver of fees by AUIM has no impact on any fees paid by the shareholders.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 28: With respect to Proposal III, under the section entitled “Economies of Scale”, please explain why TAM believes that AUIM as sub-adviser has potential to attract additional assets.

Response: The Registrants believes the current disclosure, which explains that TAM believes that AUIM as sub-adviser has the potential to attract additional assets because of AUIM’s asset management capabilities across the fixed income spectrum, provides a sufficient explanation of TAM’s belief.

Comment 29: With respect to Proposal III, under the section entitled “Fall-Out Benefits”, please explain more clearly what is meant by “any other benefits” in response to Item 22(c)(ii) of Schedule 14A.

Response: The Board did not identify any specific fall-out benefits other than the soft dollar benefits noted.

Comment 30: In the “Additional Information” section under the first paragraph of the “Proxy Solicitation” section, please clarify how the expenses of the Joint Proxy Statement are allocated across the Registrants.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 31: General: Please confirm that information contained in the appendices will be completed.

Response: The Registrants so confirm.

On behalf of the Registrants, it is hereby acknowledged that:

•	the Registrants are responsible for the adequacy and accuracy of the disclosure in this filing;
•

the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrants from their responsibility for the adequacy and accuracy of the disclosure in this filing; and

•

the Registrants may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.